# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eagle Pharmaceuticals, Inc., CIK 0000827871
CUSIP: 269796108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 50 Tice Boulevard, Suite 315, Woodcliff Lake, New Jersey (NJ), 07677
Date of event which requires filing of this statement: 02/16/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001502725

## Reporting persons
- NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP: type of reporting person: partnership (PN); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 810,630; sole dispositive power 0; shared dispositive power 810,630; aggregate amount beneficially owned 810,630 (6.241% of the class)
- Wilmot B. Harkey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 810,630; sole dispositive power 0; shared dispositive power 810,630; aggregate amount beneficially owned 810,630 (6.241% of the class)
- Daniel Mack: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 810,630; sole dispositive power 0; shared dispositive power 810,630; aggregate amount beneficially owned 810,630 (6.241% of the class)

## Item 1. Issuer
Name of issuer: Eagle Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 50 Tice Boulevard, Suite 315 Woodcliff Lake, New Jersey, 07677

## Item 2. Person Filing
Name of person filing:
NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP ("Nantahala")
Wilmot B. Harkey
Daniel Mack (together the "Reporting Persons")
Address of principal business office or, if none, residence: 130 Main St. 2nd Floor, New Canaan, CT 06840
Citizenship: (1) Nantahala is a Massachusetts limited liability company. (2) Each of Messrs. Harkey and Mack is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of February 16, 2025, Nantahala may be deemed to be the beneficial owner of 810,630 Shares and as the managing members of Nantahala, each of Messrs. Harkey and Mack may be deemed to be a beneficial owner of those Shares.
Percent of class:
As of February 16, 2025, each of the Reporting Persons may be deemed to be the beneficial owner of the following percentage of the total number of Shares outstanding:
(1) NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP ("Nantahala"): 6.241%
(2) Wilmot B. Harkey: 6.241%
(3) Daniel Mack: 6.241 %
Sole power to vote or to direct the vote:
(1) NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP ("Nantahala"): 0 Shares.
(2) Wilmot B. Harkey: 0 Shares.
(3) Daniel Mack: 0 Shares.
Shared power to vote or to direct the vote:
(1) NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP ("Nantahala"): 810,630 Shares.
(2) Wilmot B. Harkey: 810,630 Shares.
(3) Daniel Mack: 810,630 Shares.
Sole power to dispose or to direct the disposition:
(1) NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP ("Nantahala"): 0 Shares.
(2) Wilmot B. Harkey: 0 Shares.
(3) Daniel Mack: 0 Shares.
Shared power to dispose or to direct the disposition:
(1) NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP ("Nantahala"): 810,630 Shares.
(2) Wilmot B. Harkey: 810,630 Shares.
(3) Daniel Mack: 810,630 Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP: /s/ Taki Vasilakis, Taki Vasilakis / Chief Compliance Officer Nantahala Capital Management, LLC (02/16/2025)
- Wilmot B. Harkey: /s/ Wilmot B. Harkey, Wilmot B. Harkey / Manager (02/16/2025)
- Daniel Mack: /s/ Daniel Mack, Daniel Mack / Manager (02/16/2025)